UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                         Commission File Number: 0-10665

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR
|_| Form 10KSB

               For Period Ended: May 31, 2000

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

                                  SofTech Inc.
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                            Full Name of Registrant


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                           Former Name if Applicable

                       4695 44th Street S.E., Suite B-130
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           Address of Principal Executive Office (Street and Number)

                             Grand Rapids, MI 49512
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
|X| | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on
    |     or before the 15th calendar day following the prescribed due date; or
    |     the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
|_| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant's Annual Report on Form 10-K for the year ended May 31, 2000 could not be filed within the prescribed period pending the evaluation of the results of an Arbitration Hearing and determination of the proper accounting for these results.

      Please see Exhibit A attached hereto and forming a part hereof.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Joseph P. Mullaney, Chief Financial Officer, (781) 890-8373
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 SofTech, Inc.
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date  August 29, 2000                   By  /s/ Joseph P. Mullaney
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                                                Joseph P. Mullaney
                                                Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

                                                                       EXHIBIT A

Contact: Joseph P. Mullaney
         Vice President and CFO
         (781) 890-8373

Company Press Release

                    SOFTECH ANNOUNCES LITIGATION FINDING AND
                            DELAYED FORM 10-K FILING

Grand Rapids, MI --- August 29, 2000 --- SofTech, Inc. (NASDAQ:SOFT) today announced that an Arbitrator has found in favor of CIMLINC, Inc. in its dispute involving SofTech's acquisition of the Advanced Manufacturing Technology group from CIMLINC in November 1997. The nature of the claims against SofTech were described in the Company's Form 10-K filing for the year ended May 31, 1999.

CIMLINC has been awarded approximately $620,000 by the Arbitrator in this matter.

The Company has today filed Form 12b-25, Notification of Late Filing, with the Securities and Exchange Commission notifying them as to its inability to file its Form 10-K for the fiscal year ending May 31, 2000 within the prescribed period pending evaluation of the results of the Arbitration and the proper accounting to reflect the award.